                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Equalnet Holding Corp.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294408109
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                                 (CUSIP Number)

                                 Dean H. Fisher
                           1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281/529-4686

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 3, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].





                               Page 1 of 9 Pages
                            Exhibit Index on Page 9

CUSIP No. 294408109                   13D                      Page 2 of 9 Pages



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          The Willis Group, LLC (76-0537286)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                          OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          Texas
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                 7       SOLE VOTING POWER
  NUMBER
    OF                         1,200,000
  SHARES         ---------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                       -0-
    BY
   EACH          ---------------------------------------------------------------
 REPORTING       9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                        1,200,000
                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000 shares of Common Stock underlying currently exercisable warrants and a convertible note
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
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
CUSIP No. 294408109                    13D                     Page 3 of 9 Pages



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Michael T. Willis
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                          AF
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER
    OF                         -0-
  SHARES         ---------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                       1,200,000
    BY           ---------------------------------------------------------------
   EACH
 REPORTING       9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                        -0-
                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                               1,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000 shares of Common Stock underlying currently exercisable Warrants and a convertible note
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                    13D                    Page 4 of 9 Pages



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Mark Willis
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                          AF
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER
    OF                         -0-
  SHARES         ---------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                       1,200,000
    BY           ---------------------------------------------------------------
   EACH
 REPORTING       9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                        -0-
                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                               1,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000 shares of Common Stock underlying currently exercisable warrants and a convertible note
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                    13D                     Page 5 of 9 Pages



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          James T. Harris
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                          AF
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER
    OF                         -0-
  SHARES         ---------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                       1,200,000
    BY           ---------------------------------------------------------------
   EACH
 REPORTING       9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                        -0-
                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                               1,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000 shares of Common Stock underlying currently exercisable warrants and a convertible note
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                    13D                     Page 6 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of EqualNet Holding Corp., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1250 Wood Branch Park Drive, Houston, Texas 77079.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) The Willis Group, LLC, a Texas limited liability company ("The Willis Group"), with respect to the shares of Common Stock beneficially owned by it and (ii) Michael T. Willis, Mark Willis and James T. Harris with respect to the shares of Common Stock beneficially owned by The Willis Group. The foregoing persons are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         Messrs. Mike Willis and Mark Willis each own 47.5% of the membership interest in The Willis Group and Mr. Harris owns the remaining 5% membership interest. Mr. Mike Willis is the Secretary of The Willis Group, Mr. Mark Willis is the President of The Willis Group and Mr. Harris is the Treasurer of The Willis Group.

         (b) The business address of each of the Filing Persons is 5005 Woodway, Suite 350, Houston, Texas 77056.

         (c) The principal business of The Willis Group is venture capital and investment funds. The present principal occupation of Mr. Mike Willis is President and Chief Executive Officer of CORESTAFF, Inc., the principal business of which is information technology services and staffing and the address of which is 4400 Post Oak Parkway, Suite 1130, Houston, Texas 77027.

         (d) During the last five years, none of the person referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the person referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Mike Willis, Mark Willis and Harris are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 3, 1997, The Willis Group entered into a Note and Warrant Purchase Agreement (the "Agreement") dated as of October 1, 1997 with the Issuer and certain of the Issuer's subsidiaries pursuant to which The Willis Group acquired (i) a 12% covertible secured note due April 1, 1998, payable by the Issuer, in the original principal amount of $1,000,000 (the "Note") and
(ii) warrants (the "Warrants") exercisable for 200,000 shares of Common Stock at $1.00 per share, subject to adjustment, for an aggregate purchase price of $1,000,000. The transaction was completed on October 3, 1997. The Willis Group used funds supplied by a loan from Mr. Mike Willis to purchase the Notes and the Warrants.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons acquired their shares of Common Stock as the first step in acquiring control of the Issuer and such Filing Persons intend to acquire additional shares of Common Stock sufficient to control the Issuer, as further described below. The Filing Persons currently do not intend to acquire additional shares materially above 51% of the Company, however, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

CUSIP No. 294408109                    13D                     Page 7 of 9 Pages


         On September 26, 1997, The Willis Group entered into a letter of intent with the Issuer, among others (the "LOI"), for the purpose of creating a new company ("Newco") and transferring certain operating network assets to the Issuer via Newco. The LOI contemplates the investment by The Willis Group of approximately $5 million in Common Stock of the Issuer, of which approximately $1 million has been invested pursuant to the Agreement, and the acquisition thereby of additional shares of Common Stock as consideration for the contribution of certain assets and working capital, in the form of loans, to Newco. The Filing Persons intend to control the board of directors of the Issuer as a result of its potential acquisition of additional shares of Common Stock. There can be no assurance, however, that the Filing Persons and the Issuer will complete the transactions contemplated by the LOI.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, none of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Filing Persons beneficially own the right, in the form of currently exercisable warrants and a convertible note, to acquire 1,200,000 shares of Common Stock of the Issuer, which constitutes 16.3% of the Common Stock outstanding based on the number of securities outstanding (6,152,000) as contained in the Issuer's most recent filing on Form 10-K (filed September 29, 1997) and including as outstanding the 1,200,000 shares issuable to The Willis Group under the Warrants and the Notes. Such securities were acquired pursuant to the transactions described in Item 3 hereof.

         (b) The Willis Group has sole voting power and power to dispose of the shares of Common Stock beneficially owned by the Filing Persons and each of Messrs. Mike Willis, Mark Willis and Harris, as 47.5%, 47.5% and 5% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 hereof.

         Pursuant to the Agreement, the Issuer granted certain registration rights to holders of the Warrants and the Note with respect to shares of Common Stock acquired upon the exercise of the Warrants, the conversion of the Note and any shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares. These rights include certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Note and Warrant Purchase Agreement (Agreement, as defined above), dated as of October 1, 1997, with Exhibit B thereto.

         2. Promissory Note between The Willis Group, as maker, and Michael T. Willis, as payee, dated October 1, 1997.

         3. Joint Filing Agreement, dated as of October 10, 1997, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

CUSIP No. 294408109                    13D                     Page 8 of 9 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        The Willis Group


October 10, 1997                        By:   /s/ Mark Willis
   Date                                    --------------------------
                                              Mark Willis, President



                                        /s/ Michael T. Willis
                                        -----------------------------
                                        Michael T. Willis



                                        /s/ Mark Willis
                                        -----------------------------
                                        Mark Willis



                                        /s/ James T. Harris
                                        -----------------------------
                                        James T. Harris


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

CUSIP No. 294408109                    13D                     Page 9 of 9 Pages


                                 EXHIBIT INDEX


Exhibit

1. Note and Warrant Purchase Agreement (Agreement, as defined above), dated as of October 1, 1997, with Exhibit B thereto.

2. Promissory Note between The Willis Group, as maker, and Michael T. Willis, as payee, dated October 1, 1997.

3. Joint Filing Agreement, dated as of October 10, 1997, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.